Blue Sphere Corporation S-1

Exhibit 99.2

FINANCE COMMITTEE CHARTER

OF

BLUE SPHERE CORPORATION

(Dated March 9, 2016)

I.	Preamble

The Board of Directors of Blue Sphere Corporation (the “corporation”) has formed a finance committee to oversee the corporation’s financial policies, strategies and capital structure. This charter is meant to identify the personnel and functions of the finance committee.

II.	Finance Committee Membership and Function

A.	Finance Committee Membership.

1.	The finance committee shall consist of at least three directors.

2.	Each finance committee member will be selected by the Board of Directors and will serve at the pleasure of the Board of Directors.

3.	The finance committee members shall elect a chairman from among its members.

B.	Finance Committee Function. The finance committee shall, among its functions, have the following duties and responsibilities:

1.	Review and approve management’s recommendations to the Board of Directors for significant capital expenditures;

2.	Review, approve and monitor significant mergers, acquisitions, divestitures, joint ventures, minority investments, and other debt and equity investments;

3.	Review and oversee management’s plans and objectives for the capitalization of the corporation, including the structure and amount of debt and equity to meet the corporation’s financing needs;

4.	Review and approve management’s recommendations to the Board of Directors with respect to new offerings of debt and equity securities, stock splits, credit agreements (including material changes thereto), and the corporation’s investment policies;

5.	Review and approve management’s recommendations to the Board of Directors regarding dividends;

6.	Review and approve management’s recommendations to the Board of Directors regarding authorizations for repurchases of the corporation’s shares;

7.	Review and approve the corporation’s policy for investment of excess cash;

8.	Review management’s decisions regarding certain financial aspects of the corporation’s employee benefit plans;

9.	Review and oversee the company’s tax strategies;

10.	Review with management the corporation’s strategies for management of significant financial risks and contingent liabilities; and

11.	Review the corporation’s annual business plans from the perspective of cash flow, capital spending and financing requirements.

C.	Resources and Authority. The finance committee shall have the resources and authority necessary to discharge its duties and responsibilities, including the authority to retain outside counsel or other advisers and to compensate such advisers.

III.	Finance Committee Meetings and Reports

A.	Finance Committee Meetings. The finance committee shall meet on at least a quarterly basis, inclusive of telephonic meetings, or more frequently as circumstances may require. Special meetings may be called by the chairman of the committee. The finance committee shall maintain written minutes of its meetings, which minutes shall be filed with the minutes of the meetings of the Board of Directors.

B.	Finance Committee Reports. The finance committee shall report to the Board of Directors all significant issues within the scope of the committee’s duties and responsibilities and make appropriate recommendations.

C.	Charter. At least annually, the finance committee shall certify that it has complied with and reviewed and reassessed the adequacy of this charter. A current copy of this charter will be posted on the corporation’s website.